                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*


                         Chart House Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   160902102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              JOSEPH M. PAOLUCCI, EQUITY GROUP INVESTMENTS, L.L.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 8, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    160902102            13D                         PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,539,279 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    763,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,539,279 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.   160902102             13D                         PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Samstock/ZFT, L.L.C.
        36-3022976
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.   160902102             13D                         PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      F. Philip Handy, Trustee of Blaine Trust
      59-6963521
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                         PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MelChart, L.L.C.
        36-4183204
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO. 160902102               13D                         PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      F. Philip Handy
      ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,245
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,000 (2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,245
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,795,479 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,798,724 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 20,000 shares held by the Handy Family Partnership, a family limited partnership, which Mr. Handy is deemed to beneficially own through its corporate general partner. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership with respect to 19,800 of such shares that are attributable to the limited partners of the Handy Family Partnership.

CUSIP NO.   160902102             13D                         PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Samstock/Alpha, L.L.C.
       36-3002855
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
                    HAVE THE SAME MEANING AS THEY HAVE IN THE
                      SCHEDULE 13D AND AMENDMENTS THERETO.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3. is hereby amended to add the following:

          On the dates listed, Samstock purchased the following shares in the open market for the total consideration listed next to the number of shares:

                                         TOTAL CONSIDERATION
                    DATE    NUMBER OF SHARES      (INCLUSIVE OF COMMISSIONS)
                    ----    ----------------      --------------------------

                    8/07/00      75,000                $  441,127.50
                    8/08/00     100,000                   569,500.00
                    8/09/00     398,850                 2,271,450.75
                    8/10/00       6,000                    36,169.80


          All of the above purchases were paid from Samstock's working capital.


Item 5.   Interest in Securities of the Issuer

          Item 5. is hereby amended to add the following:

          (a) and (b) To the best knowledge of the Stockholders, there are 11,787,720 shares of Common Stock issued and outstanding as of the date hereof, as reported by the Issuer in its Form 10Q for the quarter ended June 26, 2000. As of the date hereof, the 3,775,479 shares of Common Stock owned in the aggregate by the Stockholders, and as to which they share dispositive power, represent approximately 32.0% of the Common Stock issued and outstanding. Such Common Stock is held as follows:

                    HOLDERS                 SHARES
                    -------                 ------

                    Samstock             2,471,372
                    Samstock/ZFT           705,808
                    Samstock/Alpha         198,203
                    FPH Trustee            197,879
                    MelChart               202,217
                                         ---------

                    TOTAL:               3,775,479
                                         =========


          In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, Samstock owns an additional 763,800 shares of Common Stock. Accordingly, Samstock has sole voting and dispositive power with respect to 4,539,279 and 763,800 shares, respectively, and shared dispositive power with respect to 3,775,479 shares of Common Stock. The 4,539,279 shares of Common Stock beneficially owned by Samstock represent approximately 38.5% of the Common Stock issued and outstanding.

          In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, F. Philip Handy is deemed to beneficially own 3,245 shares and 20,000 shares personally and as the sole owner of the corporate general partner of the Handy Family Partnership, respectively. Accordingly, Mr. Handy has sole voting and dispositive power with respect to 3,245 shares and has shared voting and dispositive power with respect to 20,000 and 3,795,479 shares, respectively. The 3,798,724 shares of Common Stock beneficially owned by Mr. Handy, represent approximately 32.2% of the Common Stock issued and outstanding. Pursuant to 13d-4, Mr. Handy disclaims beneficial ownership of 19,800 shares that are attributable to the limited partners of the Handy Family Partnership.

          Subject to the limitations of the Second Amended Standstill, pursuant to an Amended Stockholders' Agreement, Samstock has the sole power to vote or to direct the vote of the 3,775,479 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock subject to certain limitations under the Amended Stockholders' Agreement attached as Exhibit 2.4 to Amendment Number 6 to Schedule 13D.

          As of the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders any of the reporting group members or any of the persons listed in Appendix A to the Schedule 13D, owns any shares of Common Stock other than shares of Common Stock owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act, and except as follows: (i) Samuel Zell beneficially owns 719 shares of Common Stock and options to purchase 2,500 shares; and (ii) Richard Melman as trustee of the Melman Trust beneficially owns 43,478 shares of Common Stock.

          (c) During the last 60 days, the only transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by any of the reporting group members or the persons listed in Appendix A to the Schedule 13D were the following:

          On the dates listed, Samstock purchased the following shares in the open market at the per share price listed next to the number of shares:


                    DATE        NUMBER OF SHARES   PRICE PER SHARE
                    ----        ----------------   ---------------
                    6/13/00           22,600          $5.2373
                    6/14/00          103,000           5.75
                    8/07/00           75,000           5.8117
                    8/08/00          100,000           5.6250
                    8/09/00          398,850           5.6250
                    8/10/00            6,000           5.9583

                                   SIGNATURES

          After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: August 17, 2000.


                               SAMSTOCK, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President




                               SAMSTOCK/ZFT, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President




                               SAMSTOCK/ALPHA, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President



                               /s/ F. Philip Handy
                               -------------------

                               F. Philip Handy



                               /s/ F. Philip Handy
                               -------------------

                               F. Philip Handy, as Trustee of the Blaine Trust

                               ALPHABET PARTNERS



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Donald J. Liebentritt, as vice president of Chai Trust Company, as trustee of SZ Kellie Trust, as general partner of Alphabet Partners




                               ZFT PARTNERSHIP



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Donald J. Liebentritt, as vice president of Chai Trust Company, as trustee of ZFT Kellie Trust, as general partner of ZFT Partnership




                               SAMSTOCK/ALPHA, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President





                               MELCHART, L.L.C.



                               By:  /s/ Richard Melman
                                    ----------------------------

                                    Richard Melman, its manager, by Donald J.
                                    Liebentritt under Power of Attorney

                                  EXHIBIT INDEX

EXHIBIT NUMBER

                DESCRIPTION
                -----------


         1      Stock Purchase and Sale Agreement, dated as of March 10, 1997*

        1.1     Distribution and Contribution Agreement, dated as of October 1,
                1997*

        1.2 Stock Purchase and Sale Agreement, dated as of October 1, 1997 (MelChart)*

        1.3 Stock Purchase and Sale Agreement, dated as of October 1, 1997 (Rivera)*

         2      Standstill Agreement, dated as of March 10, 1997*

        2.1 Amended and Restated Standstill Agreement, dated as of October 1, 1997*

        2.2     Stockholders' Agreement, dated as of October 1, 1997*

        2.3 Second Amended and Restated Standstill Agreement, dated as of March 31, 1999*

        2.4 Amended and Restated Stockholders' Agreement, dated as of March 31, 1999*

        2.5     EGI - Chart House Joinder dated as of December 10, 1999*

         3      Option Agreement, dated as May 12, 1997*

        3.1     Amended and Restated Option Agreement, dated as of October 1,
                1997*

        3.2 Second Amended and Restated Option Agreement, dated as of December 10, 1999*

         4      Share letter, dated July 29, 1997*

        24      Power of Attorney, dated June 30, 2000



* Previously filed.